KELSO TECHNOLOGIES INC.

7773 – 118A Street
North Delta, BC, V4C 6V1
604 590-1525

NOTICE OF ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON
JUNE 4, 2015

AND

MANAGEMENT PROXY CIRCULAR

April 30, 2015

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Management Proxy Circular, you should immediately contact your investment advisor.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the ”Meeting”) of the shareholders (the “Shareholders”) of Kelso Technologies Inc. (“Kelso” or the ”Company”) will be held at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, BC, Canada V6C 2W6 on Thursday, June 4, 2015, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the year ended December 31, 2014, and the accompanying report of the auditor;

2.	to appoint Smythe Ratcliffe LLP, Chartered Accountants, as the auditors of the Company for the ensuing year at a remuneration to be fixed by the directors of the Company;

3.	to set the number of directors for the Company at 7;

4.	to elect directors for the ensuing year; and

5.	to transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

This notice is accompanied by a Management Proxy Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders.

The Company’s board of directors has fixed the close of business on April 30, 2015 as the record date (the “Record Date”) for determining Shareholders entitled to receive notice of, and to vote at the Meeting and any postponement or adjournment of the Meeting, except to the extent that a Shareholder has transferred any Kelso common shares after that date and the new holder of such Kelso common shares establishes proper ownership and requests not later than 10 days before the date of the Meeting that his name be included in the list of Shareholders eligible to vote at the Meeting and any postponement or any adjournment thereof.

DATED at Vancouver, British Columbia as of the 30th day of April, 2015.

BY ORDER OF THE BOARD OF DIRECTORS
KELSO TECHNOLOGIES INC.

“James R. Bond”

James R. Bond
President, Chief Executive Officer and Director

Whether or not you expect to attend the Meeting or any postponement or adjournment thereof, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE. Your promptness in returning the proxy will assist in the expeditious and orderly processing of proxies and will ensure that your Kelso common shares are represented. Please note that registered shareholders of the Company may vote in person at the Meeting and any postponement or any adjournment thereof even if you have previously returned the proxy. Proxies will be counted and tabulated by Computershare Investor Services, the Company’s registrar and transfer agent in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy’s validity or to permit management and the board of directors to discharge their legal obligations to the Company or its Shareholders.

Registered shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting and any postponement or adjournment thereof, whether or not they are able to attend personally. To be effective, proxies must be received by Computershare Investor Services at the address indicated in the form of proxy by 10 a.m. (PDT) on Tuesday, June 2, 2015. If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by other intermediary. Failure to do so may result in your common shares not being eligible to be voted by proxy at the Meeting.

Kelso Technologies Inc.	- ii -	2015 Management Proxy Circular

KELSO TECHNOLOGIES INC.

INTRODUCTION

This Management Proxy Circular accompanies the Notice of Annual General Meeting (the ”Notice”) and is furnished to shareholders holding common shares in the capital of Kelso Technologies Inc. (“Kelso” or “the Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the ”Meeting”) of the shareholders (the “Shareholders”) to be held at 10:00 a.m. (Vancouver time) on Thursday, June 4, 2015 at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, BC, Canada or at any adjournment or postponement thereof.

Date and Currency

The date of this Management Proxy Circular is April 30, 2015. Unless otherwise stated, all amounts herein are in United States Dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by directors, officers or employees of the Company. Costs of the solicitation of proxies for the Meeting will be borne by the Company. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Company who will not be directly compensated therefore. The Company has arranged for intermediaries to forward meeting materials to beneficial holders held of record by those intermediaries and the Company may reimburse the intermediaries for their reasonable fees and disbursements in that regard. Appointment of Proxies

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT ANOTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE PRINTED NAMES OF THE MANAGEMENT PROXYHOLDERS, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated, signed and delivered to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario Canada M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the chair of the Meeting prior to the commencement of the Meeting.

Non-Registered Shareholders

Only holders of record of common shares of the Company (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self- administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Management Proxy Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Shareholders who object to intermediaries disclosing information about their identity and ownership in the Company are referred to as “objecting beneficial owners” or “OBOs”, and Non-Registered Shareholders who do not object to such disclosure are referred to as “non-objecting beneficial owners” or “NOBOs”. In accordance with the requirements of NI 54-101, the Company has elected to send copies of the Notice of Meeting, this Management Proxy Circular and the Proxy (collectively, the “Meeting Materials”) directly to NOBOs.

The Meeting Materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a NOBO, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instruction. Please return your voting instructions as specified in the request for voting instructions.

Intermediaries are required to forward the Meeting Materials to OBOs unless an OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs. The management of the Company does not intend to pay for Intermediaries to forward the Meeting Materials to OBOs. An OBO will not receive the materials unless the Intermediary assumes the cost of delivery. Generally, OBOs who have not waived the right to receive Meeting Materials will either:

a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the OBO. In this case, the OBO who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the shares that they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the management proxyholders and insert the Non-Registered Shareholder’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

The Company is not relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of Meeting Materials.

Revocation of Proxies

A Registered Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing or, if the Registered Shareholder is a company, by a duly authorized officer or attorney of the company, and delivered either to Computershare Investor Services Inc. not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, in accordance with the instructions provided by the Intermediaries, arrange for their respective Intermediaries to revoke the Proxy on their behalf. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Kelso Technologies Inc.	- 2 -	2015 Management Proxy Circular

Exercise of Discretion

The persons named in the form of proxy accompanying this Management Proxy Circular will vote or withhold from voting the shares of the Company in accordance with the instructions from the Shareholder, on any ballot that may be called for. If a choice is specified with respect to any matter to be acted upon, the shares of the Company will be voted accordingly.

Where no choice has been specified by the Shareholder, or if both choices have been specified, such shares will be voted in favour of the matters identified in the Notice of Meeting.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed as proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As at the date of this Management Proxy Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein under the heading “Interest of Informed Persons in Material Transactions”, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, (b) who is proposed as a nominee for election as a director, or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares (the “Common Shares”) without par value and an unlimited number of Class “A” preference shares (the “Preference Shares”) without par value, of which 5,000,000 are designated Class “A” convertible voting preference, series 1 shares (the ”Convertible Shares”) without par value.

As of the Record Date, determined by the Board to be the close of business on April 30, 2015, a total of 45,921,752 Common Shares were issued and outstanding. There were no Preference Shares or Convertible Shares issued and outstanding as at the Record Date.

Each Common Share carries the right to one vote at the Meeting. The Preference Shares and the Convertible Shares are subject to the special rights and restrictions set out in the Company’s Articles. The Preference Shares do not carry the right to vote. Holders of Convertible Shares are entitled to receive notice and to attend all shareholder meetings of the Company and have the right to one vote at any meeting.

Only registered shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than as set forth below:

Kelso Technologies Inc.	- 3 -	2015 Management Proxy Circular

Name of Shareholder	Number of Common Shares Owned	Percentage(1)
CDS & Co.(2)	41,495,964	90.36%

(1)	Based on 45,921,752 Common Shares issued and outstanding as of April 30, 2015, on an undiluted basis.
(2)	Management of the Company is unaware of the beneficial shareholders of the Common Shares registered in the name of CDS & Co (NCI).

BUSINESS OF THE MEETING

Financial Statements and Auditors’ Report

The Company’s audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2014 and the report of the auditors thereon will be placed before the Meeting. Copies of the Financial Statements, the auditors’ report thereon and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2014 have been mailed to all Registered Shareholders and Non-Registered Shareholders (or beneficial shareholders) who have opted to receive such materials. The Financial Statements can also be found on the Company’s website at www.kelsotech.com and are also available under the Company’s profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States. No vote by the shareholders is required to be taken with respect to the Financial Statements for the year ended December 31, 2014.

Appointment of Auditors

Management of the Company intends to nominate Smythe Ratcliffe LLP, Chartered Accountants, for reappointment as auditors of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Smythe Ratcliffe LLP as auditors of the Company to hold office until the close of the next annual meeting of the Company, at a remuneration to be fixed by the directors of the Company. Smythe Ratcliffe LLP was first appointed as the Company’s auditor on November 16, 2009.

ELECTION OF DIRECTORS

Advance Notice Policy

At a meeting of the Shareholders held on June 5, 2013, the Shareholders approved the adoption of new articles of the Company (the “New Articles”) which replaced the then existing articles in their entirety. The New Articles contain an Advance Notice Policy (the “ANP”), which includes, among other things, a provision that requires advance notice be given to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company. In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days nor more than 65 days prior to the date of the annual meeting. However, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting) notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

Additionally, the ANP sets forth the information that a shareholder must include in the notice to the Company, and establishes the form in which the shareholder must submit the notice for that notice to be in proper written form. A copy of the Company’s New Articles may be viewed by appointment during normal business hours at the Company’s registered and records office being the offices of Clark Wilson LLP, 800 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1 during normal business hours.

No nominations for directors were received in accordance with the provisions of the ANP.

Kelso Technologies Inc.	- 4 -	2015 Management Proxy Circular

Nominees

The Board currently consists of six directors. At the Meeting, the seven persons named hereunder will be proposed for election as directors of the Company (collectively, the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons proposed in place of any Nominee or Nominees who are unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his or her election or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the by-laws of the Company.

The following table sets forth the name, province/state and country of residence, principal occupation, date they first became a director of the Company and number of shares beneficially owned, directly and indirectly, by each Nominee. The statement as to the common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at April 30, 2015.

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are elected or appointed, unless his office is earlier vacated in accordance with the New Articles or with the provisions of applicable corporate legislation. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy.

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors for the ensuing year at seven. The number of directors will be approved if the affirmative vote of the majority of Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at seven.

Management of the Company proposes to nominate the persons named in the table below for election by the shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province, Country of Residence and Position(s) with the Company	Present Principal Occupation, Business or Employment of each Director and Proposed Director	Periods during which Nominee has Served as a Director	Number of Voting Securities of the Company Beneficially Owned or Controlled or Directed, Directly or Indirectly(1)
James R. Bond(2) British Columbia, Canada Director, President and CEO	President and CEO of the Company from April
2010 to present; President of Bondwest Enterprises
Inc., a private company specializing in public
company management, corporate finance,
entrepreneurial management and business
	development since 1988.	April 7, 2010	1,257,500 Common Shares(3)
Neil Gambow Illinois, USA Director, COO	COO of the Company from June 4, 2014 to
present; CEO of Kelso Innovative Solutions Inc.
(engineering industrial designs and distribution
plans for patented Kelso Klincher™) from June
21, 2012 to present; President and CEO, Kelso
Technologies (USA) Inc. (sales and marketing of
pressure relief valves and manways) from
November 2007 to present, and President, Nexnine
LLC a consultancy business since November
	2006.	December 28, 2009	467,169 Common Shares(4)

Kelso Technologies Inc.	- 5 -	2015 Management Proxy Circular

Name, Province, Country of Residence and Position(s) with the Company	Present Principal Occupation, Business or Employment of each Director and Proposed Director	Periods during which Nominee has Served as a Director	Number of Voting Securities of the Company Beneficially Owned or Controlled or Directed, Directly or Indirectly(1)
Peter Hughes(2) British Columbia, Canada Director	Self-employed businessman; President, CEO,
Secretary and a Director of Broome Capital Inc., a
capital pool company listed on the TSX Venture
Exchange from March 2012 to present; President,
CEO and a Director of BHK Capital Inc., a capital
pool company listed on the TSX Venture
Exchange from December 2012 to February, 2015;
Director of Naturally Splendid Enterprises Ltd., a
health food company listed on the TSX Venture
Exchange, from December 2010 to present; and
Director and CEO of Gourmet Ocean Products
Inc., an aquaculture company listed on the TSX
	Venture Exchange from February 2014 to present.	October 4, 2010	1,000(5)
Anthony Andrukaitis Texas, USA Director, Executive Vice President Business Development	Executive Vice-President Business Development
of the Company from January 2, 2015 to present;
Independent Business Consultant and Chief
Operations Officer of Trinity Industries, Inc.
(holding company providing products and services
to industrial, energy, transportation, and
construction sectors) from July 2004 to March
	2009.	August 24, 2011	122,000 Common Shares(6)
William Troy(2) Washington, USA Director	Independent Businessman	November 21, 2005	1,016,531 Common Shares(7)
Phil Dyer (2) Texas USA Director	Businessman. President of LegacyTexas Bank Plano, Texas from November 1996 to January of 2015. Former mayor of Plano, TX, having served from 2009 to 2013.	January 2, 2015	10,000 Common Shares(8)
John R. O’Neill Nominee	John R. O'Neill is the President and CEO of the
Firefighters Education and Training Foundation
(“the Safety Train”) which he founded in 1994.
Prior to his involvement with the Safety Train, he
	was a private building contractor.	Nominee	Nil

(1)

Securities beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2015, based upon information furnished to the Company by the individual directors.

(2)	Member of the Audit Committee.
(3)

Mr. Bond holds 482,500 common shares directly; 625,000 common shares indirectly through Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond; and 150,000 common shares jointly with Serena Sardar, Mr. Bond’s spouse; and he also holds 200,000 stock options exercisable into Common Shares that are not included in the total.

(4)	Mr. Gambow also holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(5)	Mr. Hughes holds 165,000 stock options exercisable into Common Shares that are not included in the total.
(6)	Mr. Andrukaitis holds 450,000 stock options exercisable into Common Shares that are not included in the total.
(7)	Mr. Troy holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(8)	Mr. Dyer holds 200,000 stock options exercisable into Common Shares that are not included in the total

Majority Voting Policy

In accordance with good corporate governance practices and procedures, the Board of directors of the Company adopted a Majority Voting Policy at a meeting of the Board on March 23, 2015. The Majority Voting Policy provides that each director of the Company must be elected by the vote of a majority of the Company’s common shares, represented in person or by proxy, at any meeting held for the election of directors. Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee.

Kelso Technologies Inc.	- 6 -	2015 Management Proxy Circular

If any nominee for director does not received a majority vote in favour of his or her election from the shares voted at the meeting in person or by proxy, that director must immediately tender his or her resignation. The Corporate Governance and Nominating Committee of the Company will expeditiously consider whether to recommend to the Board whether or not to accept the resignation. In making this recommendation, the Corporate Governance and Nominating Committee of the Company may consider such extenuating circumstances as it deems appropriate including without limitation circumstances relating to the composition of the Board or the voting results.

The Board shall determine whether or not to accept the resignation within ninety days of the relevant shareholders’ meeting. The Board shall accept the resignation absent exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy will not participate in any meetings of the Board or any sub-committee of the Board at which the resignation is considered.

The Company shall promptly issue a news release with the Board’s decision, a copy of which must be provided to TSX. If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision.

Committees

The Board does not have an executive committee. As at the date of this Management Proxy Circular there are presently three committees of the Board: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The following table sets out the current members of such Committees:

Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Peter Hughes (Chair) William Troy Phil Dyer	Peter Hughes (Chair) William Troy Anthony Andrukaitis	Peter Hughes (Chair) William Troy Anthony Andrukaitis

Cease Trade Orders

No proposed director of the Company is, as at the date of the Management Proxy Circular, or has been, within 10 years before the date of the Management Proxy Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above, “order” means:

(a)	a cease trade order;
(b)	an order similar to access trade order; or
(c)	an order that denied the relevant company access to any exemption and securities legislation, that was in effect for a period of more than 30 consecutive days.

Bankruptcies

No proposed director of the Company is, as at the date of the Management Proxy Circular, or has been, within 10 years before the date of the Management Proxy Circular, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Kelso Technologies Inc.	- 7 -	2015 Management Proxy Circular

No proposed director of the Company has, within the 10 years before the date of this Management Proxy Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by individual directors and officers of the Company.

Penalties or Sanctions

No proposed director of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security-holder in deciding whether to vote for a proposed director.

The above information was provided by individual directors of the Company.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation, or the terms of such participation. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and the financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) (“BCBCA”).

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the compensation philosophy, objectives and practices for the Company’s Named Executive Officers as identified in the “Summary Compensation Table” below. For the purposes of this disclosure, “Named Executive Officer” means: (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000 for that financial year; and (d) each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

Kelso Technologies Inc.	- 8 -	2015 Management Proxy Circular

During the financial year ended December 31, 2014, the Company had three Named Executive Officers (each a “NEO”, and collectively, the “NEOs”), being James R. Bond, the President and Chief Executive Officer of the Company, Richard Lee, the Chief Financial Officer of the Company and Neil Gambow, the Chief Operating Officer of the Company.

Overview of Compensation Philosophy

The Company does not have a formal compensation program. The Company’s core compensation philosophy is to pay our executive officers competitive levels of compensation that best reflect their individual responsibilities and contributions to the Company, while providing incentives to achieve our business and financial objectives.

The Company’s compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian companies of similar size and scope of operations. A number of factors are considered when determining NEO compensation including, the overall financial and operating performance of the Company, the NEOs individual performance and contribution to the benefit of the Company, the individual NEOs responsibilities and length of service, levels of compensation provided by industry competitors, and the long-term interests of the Company and its shareholders.

In 2014 each NEO compensation package consisted of a base salary, incentive stock options and a bonus plan whereby 10% of the annual net income before taxes and share-based payments is equally distributed to the three NEOs. At this time, the Board has not established any benchmark or performance goals that the NEOs much achieve in order to maintain their respective positions as NEOs with the Company.

Role of the Compensation Committee

The role of the Compensation Committee is to assist the Board in fulfilling its responsibilities with respect to compensation issues. The Compensation Committee is comprised of three directors, the majority of which are independent, who are required to meet at least annually. The Compensation Committee evaluates the NEOs performance and establishes executive and senior officer compensation, determines the general compensation structure, policies and programs of the Company, including the extent and level of participation in incentive programs, and makes recommendations to the Board for its consideration and approval. The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director as well as the risk any such compensation policy or practice would have a material adverse effect on the Company.

In making compensation decisions, the Compensation Committee strives to find a balance between short-term and long-term compensation and cash versus equity incentive compensation. Base salaries and discretionary cash bonuses primarily reward recent performance and incentive stock options encourage NEOs to continue to deliver results over a longer period of time and serve as a retention tool. The annual salary for each NEO is determined by the Compensation Committee based on the level of responsibility and experience of the individual, the relative importance of the position to the Company, the professional qualifications of the individual and the performance of the individual over time. The NEOs’ performances and salaries are to be reviewed periodically on the anniversary of their employment with the Company. Increases in salary are to be evaluated on an individual basis and are performance and market-based. Except for named executive officers whose employment agreements provide a formula for calculation of the amount of cash bonuses, the amount and award of cash bonuses to key executives and senior management is discretionary, dependent on, among other factors, the financial performance of the Company and the position of a participant.

Role of Management in Determining Compensation

The accountability for decisions on executive remuneration is clearly within the mandate of the Compensation Committee, but management has a key role in helping support the committee in fulfilling its obligations. For example, the CEO and other senior executives make recommendations to the Compensation Committee regarding executive officer base salary adjustments, stock-based grants and discretionary bonuses. The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board. The CEO does not make a recommendation to the Compensation Committee with respect to his own remuneration package.

Kelso Technologies Inc.	- 9 -	2015 Management Proxy Circular

Analysis of Elements

Base salary is used to provide the named executive officers a set amount of money during the year with the expectation that each NEO will perform his responsibilities to the best of his ability and in the best interests of the Company.

The Company considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Company to reward each named executive officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. Stock options are generally awarded to directors, officers, consultants and employees at the commencement of employment and periodically thereafter. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Company’s stock option plan.

As an additional incentive, the Company has management bonus agreements with the named executive officers whereby 10% of the annual net income before taxes and share-based payments is equally distributed to the three named executive officers.

Performance Graph

As of market open on May 22, 2014 the Company’s shares were listed for trading on the TSX and delisted from the TSX-V as of market close on May 21, 2014. The trading symbol remained “KLS”.

The following graph compares the yearly percentage change in the cumulative total shareholder return on the TSX- Venture Exchange for the years ending 2010 through 2013 and for the Toronto Stock Exchange for the year ending 2014 for CDN$100 invested in Shares of the Company on August 31, 2010. This is compared against the cumulative total shareholder return of the S&P TSX-V for the financial years ending 2010 through 2013 and the S&P/TSX Composite Index for the financial year ended 2014.

The Share performance as set out in the graph does not necessarily indicate future price performance.

The NEOs compensation has not increased since 2013 despite the strong stock price performance.

Kelso Technologies Inc.	- 10 -	2015 Management Proxy Circular

Elements of Compensation

Compensation for the NEOs is composed primarily of three components; namely, base salary, participation in the Company’s incentive stock option plan, and short-term incentive compensation in the form of discretionary performance bonuses. Other benefits do not form a significant part of the remuneration package of any of the NEOs. In most cases, employment benefits, health care and life insurance are provided in a manner which is appropriate to the country of employment.

Each element of the Company’s executive compensation program is described in more detail below.

Base Salaries

An NEOs base salary is intended to remunerate the NEO for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salary of each executive officer is recommended by the Compensation Committee to the Board for approval based on an assessment of his sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board, the Compensation Committee also considers the particular skills and experience of the individual. The base salaries of executive officers are reviewed annually. As payment of base salaries does not depend on the performance of any specific targets or goals it is not viewed as “at risk” compensation.

Long Term Incentive Compensation – Stock Options

The stock option component of an NEOs compensation, which, at the discretion of the Board, can include a vesting element to ensure retention, serves to both motivate the executive toward increasing share value and to enable the executive to share in the future success of the Company and is reviewed as “at risk”. Individual stock options are granted by the Board on the recommendation of senior management, in the case of employees, and by the Compensation Committee, in the case of executive officers, including the Chief Executive Officer. Options are normally awarded by the Board upon the commencement of an individual’s employment with the Company based on the level of responsibility within the Company. Additional option grants may be made periodically to ensure that the number of stock options granted to any particular individual is commensurate with the individual’s level of ongoing responsibility within the Company. In considering additional grants, a number of factors are considered including, the role the individual plays in the Company, the number of stock options an individual has been granted, the exercise price and the value of the options and the term remaining on those options.

Short Term Incentive Compensation – Discretionary Cash Bonuses

As an additional incentive, the Company has management bonus agreements with the named executive officers whereby 10% of the annual net income before taxes and share-based payments, if any, is equally distributed to the three named executive officers.

The Company may award additional discretionary cash bonuses to executive officers and employees of Company from time to time. Other than with respect to the NEOs, the amount of the bonus that each individual may be eligible for is not set in relation to any formula or specific criteria, but is the result of a subjective determination of the Company’s performance, overall industry conditions, as well as the individual’s performance and his or her contribution to overall corporate goals. The payment of bonuses is subject to the final approval of the Board and the Board has the discretion to amend or veto bonuses in its sole discretion. This form of compensation is “at risk”.

Retirement Benefits

The Company does not have formal pension plans for its executives. However, from time to time, in order to attract and retain the right level of skill, expertise and talent, the Company may structure the overall compensation arrangements of one or more of its executives to include retirement compensation arrangements.

Kelso Technologies Inc.	- 11 -	2015 Management Proxy Circular

Director and Officer Hedging Prohibition

The Company’s Board and executive officers are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Summary Compensation Table

During the year ended December 31, 2014, the Company had three NEOs. The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the last three financial years.

Particulars of compensation paid to each NEO in the most recently completed financial year are set out in the summary compensation table below:

Name and Principal Position	Year Ended Dec. 31	Salary ($) (a)	Option-based Awards(1) ($) (b)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($) (d)	Total Compensation ($) (e)
Annual Incentive Plans(2) ($) (c)
James R. Bond President & CEO	2014 2013 12-2012(4) 08-2012	179,986 179,986 50,000 142,500	Nil 85,000 Nil 18,000	Nil Nil Nil Nil	231,589(3) 89,811 Nil Nil	411,575 354,797 50,000 160,500
Richard Lee Chief Financial Officer	2014 2013 12-2012(4) 08-2012	179,986 179,986 50,000 142,500	Nil 85,000 Nil 18,000	Nil Nil Nil Nil	231,589(3) 89,811 Nil Nil	411,575 354,797 50,000 160,500
Neil Gambow(5) Chief Operating Officer	2014 2013 12-2012(4) 08-2012	179,986 179,986 50,000 142,500	Nil 170,000 36,000 Nil	Nil Nil Nil Nil	231,589(3) 89,811 Nil Nil	411,575 439,797 86,000 142,500

(1)

The value of the stock option grants has been determined using the Black-Scholes models on the date of grant and is consistent with the determinations used for financial statement purposes. The key assumptions used for this determination can be found in the notes to the 2014 consolidated financial statements. The amount presented in the table represents the fair value of the vested and unvested portion of the options granted in the period. For accounting purposes, the fair value of the award is amortized over the applicable vesting period. It should be recognized that the actual future value will be based on the difference between the market value at time of exercise and the exercise price. Therefore, the value attributed to the stock options under the Black-Scholes model does not necessarily correspond to the actual future value that will be realized.

(2)	Other than as set out in column (d), perquisites have not been included as they do not reach the prescribed threshold of the lesser of $CDN 50,000 and 10% of total salary for the financial year.
(3)

In 2014 each NEO received a cash bonus of $231,589 pursuant to a management bonus agreement whereby 10% of the annual net income before taxes and share-based payments, if any, is equally distributed to the three named executive officers.

(4)	Effective December 31, 2012, the Company changed its financial year-end from August 31st, to December 31st.
(5)	Neil Gambow receives compensation as a NEO of the Company’s wholly owned subsidiaries. Mr. Gambow is President and CEO of Kelso Technologies (U.S.A.) Inc. and CEO of Kelso Innovative Solutions Inc.

Kelso Technologies Inc.	- 12 -	2015 Management Proxy Circular

Outstanding share-based awards and option-based awards

The following table sets forth the share-based awards or option-based awards for each of the NEOs outstanding as at the year ended December 31, 2014.

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
James R. Bond	300,000 100,000 100,000	CDN0.24 CDN0.58 1.45	June 2, 2015 July 22, 2016 March 31, 2017	CDN1,956,000 CDN618,000 443,000
Richard Lee	230,000 100,000 100,000	CDN0.24 CDN0.58 1.45	June 2, 2015 July 22, 2016 March 31, 2017	CDN1,499,600 CDN618,000 443,000
Neil Gambow	100,000 200,000	CDN0.58 1.45	July 22, 2016 March 31, 2017	CDN618,000 866,000

(1)

In-the-Money Options are those where the market value of the underlying securities as at the end of the most recent fiscal year end exceeds the option exercise price. Calculated, using the closing price of the common shares on the TSX on December 31, 2014 of $CDN6.76 and subtracting the exercise price of in-the-money stock options. The quoted share price is in CDN dollars and has been converted to US dollars using the Bank of Canada rate on December 31, 2014 of USD 1.1601 [CDN 0.8620]. The remaining outstanding options may never be exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards by each NEO during the year ended December 31, 2014.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James R. Bond	Nil	Nil	Nil
Richard Lee	Nil	Nil	Nil
Neil Gambow	Nil	Nil	Nil

There was no re-pricing of stock options under the stock option plan or otherwise during the Company’s completed financial year ended December 31, 2014.

Termination and Change of Control Benefits

The Company entered into an employment agreement with James R. Bond effective January 1, 2014 with regards to his employment as the President and Chief Executive Officer of the Company. The agreement is for a 36-month term. The agreement provides for a severance clause of twelve months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Bond a base salary of $15,000 per month for the term of the agreement. Mr. Bond is eligible to receive a bonus pursuant to a management bonus agreement whereby 10% of the annual net income before taxes and share-based payments, if any, is equally distributed to the three named executive officers.

The Company entered into an employment agreement with Richard Lee effective January 1, 2014 with regards to his employment as the Chief Financial Officer of the Company. The agreement is for a 36-month term. The agreement provides for a severance clause of twelve months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Lee a base salary of $15,000 per month for the term of the agreement. Mr. Lee is eligible to receive a bonus pursuant to a management bonus agreement whereby 10% of the annual net income before taxes and share-based payments, if any, is equally distributed to the three named executive officers.

Kelso Technologies Inc.	- 13 -	2015 Management Proxy Circular

The Company entered into an employment agreement with Neil Gambow effective January 1, 2014 with regards to his employment as the President and Chief Executive Officer of Kelso Technologies (U.S.A.) Inc. The agreement is for a 36-month term. The agreement provides for a severance clause of twelve months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Gambow a base salary of $15,000 per month for the term of the agreement. Mr. Gambow is eligible to receive a bonus pursuant to a management bonus agreement whereby 10% of the annual net income before taxes and share-based payments, if any, is equally distributed to the three named executive officers.

Other than as disclosed elsewhere in the Management Proxy Circular, the Company has no contract, agreement, plan or arrangement that provides for payments to any NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in the NEOs responsibilities other than the standard three months’ notice as disclosed in the employment agreements. There are no severance or parachute clauses for change of control, other than the twelve month payment clause for termination in the employment agreements with each of Mr. Bond, Mr. Lee and Mr. Gambow.

The following table provides details regarding the estimated incremental payments from the Company of the NEOs assuming termination on December 31, 2014:

Name	Severance (Base Salary) ($)	Severance (Bonus) ($)	Severance (Value of Benefits) ($)	Total ($)
James R. Bond Chief Executive Officer	180,000	231,589	Nil	411,589
Richard Lee Chief Financial Officer	180,000	231,589	Nil	411,589
Neil Gambow Chief Operating Officer	180,000	231,589	Nil	411,589

DIRECTORS’ COMPENSATION

The independent directors of the Company are each paid $700 for each meeting of the Board and $500 for each committee meeting of the Board attended. If there are multiple committee meetings on the same date, then each independent director receives $300 per committee meeting. Also, pursuant to the Stock Option Plan, the Company may, from time to time, grant options to purchase Common Shares to directors.

A director who is an employee of the Company does not receive director’s fees.

Directors are also reimbursed for out-of pocket expenses incurred in attending meetings of the Board of committee meetings or otherwise on Company business.

Compensation for Services

No director was compensated either directly or indirectly by the Company or its subsidiaries during the most recently completed financial year for services as consultants or experts.

Kelso Technologies Inc.	- 14 -	2015 Management Proxy Circular

The following table provides details of compensation paid to the directors, other than the NEOs, during the Company’s financial year ended December 31, 2014:

Name	Fees Earned ($)	Option-based Awards ($)	All Other Compensation ($)	Total ($)
William Troy	1,400	Nil	Nil	1,400
Peter Hughes	1,400	Nil	Nil	1,400
Anthony Andrukaitis	1,400	Nil	Nil	1,400
Phil Dyer(1)	Nil	Nil	Nil	Nil

(1)	Mr. Dyer was appointed to the Board on January 2, 2015

Other than as set forth in the foregoing, no director of the Company who is not an NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or
(c)	any arrangement for the compensation of directors for services as consultants or expert.

Subsequent to the year ended December 31, 2014, the Company declared an annual dividend of US$0.03 per outstanding Common Share of the Company. The dividend was payable in cash on April 30, 2015 to shareholders of record at the close of business on April 15, 2015. The directors were paid this dividend on Common Shares held by them on the record date, but were not given any preferential dividend rates compared to other shareholders.

Incentive Plan Awards for Directors

Outstanding share-based awards and option-based awards

To encourage directors to align their interests with shareholders, directors are granted incentive stock options pursuant to the Company’s stock option plan, from time to time. The following table provides information with respect to outstanding option-based awards held by the directors of the Company at the end of the most recently completed financial year:

The following table sets forth the share-based awards or option-based awards outstanding as at December 31, 2014.

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
William Troy	100,000 100,000	CDN0.24 1.45	October 4,2015 March 31, 2017	CDN652,000 443,000
Peter Hughes	15,000 150,000	CDN0.58 1.45	July 22, 2016 March 31, 2017	CDN92,700 664,500
Anthony Andrukaitis	100,000 50,000	CDN0.58 1.45	August 24, 2016 March 31, 2017	CDN618,000 221,500

(1)

In-the-Money Options are those where the market value of the underlying securities as at the end of the most recent fiscal year end exceeds the option exercise price. Calculated, using the closing price of the common shares on the TSX on December 31, 2014 of CDN$6.76 and subtracting the exercise price of in-the-money stock options. The quoted share price is in CDN dollars and has been converted to US dollars using the Bank of Canada rate on December 31, 2014 of USD 1.1601 [CDN 0.8620]. The remaining outstanding options may never be exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Kelso Technologies Inc.	- 15 -	2015 Management Proxy Circular

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards by each director during the year ended December 31, 2014.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Troy	Nil	Nil	Nil
Peter Hughes	Nil	Nil	Nil
Anthony Andrukaitis	Nil	Nil	Nil

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the directors at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company has no contract, agreement, plan or arrangement that provides for payments to directors, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in the director’s responsibilities.

Subsequent to the year ended December 31, 2014, the Company declared an annual dividend of US$0.03 per Common Share outstanding as of April 30, 2015. The NEOs were paid this dividend on Common Shares held by them on the record date, but were not given any preferential dividend rates compared to other shareholders.

For compensation related to previous years, please refer to the Company’s Management Proxy Circulars and its other public disclosure available under the Company’s profile at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company has purchased and maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of CDN$10 million, against liabilities incurred by such persons as directors and officers of the Company and its subsidiaries, except where the liability relates to such person’s failure to act honestly and in good faith with a view to the bests interests of the Company. The annual premium paid by the Company for this insurance in respect of the directors and officers as a group is CDN$38,000. No premium for this insurance is paid by the individual directors and officers. The insurance contract underlying this insurance does not expose the Company to any liability in addition to the payment of the required premium.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized as of the year ended December 31, 2014.

Kelso Technologies Inc.	- 16 -	2015 Management Proxy Circular

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	2,243,571	$1.49	2,281,104

Pursuant to the policies of the TSX, the Company is required to adopt stock option plan prior to granting incentive stock options and, accordingly, the Company has adopted a stock option plan (the “Option Plan”). The purpose of the Option Plan is to ensure that the Company is able to provide an incentive program for directors, officers, employees and persons providing services to the Company (the “Optionee”) that provides enough flexibility in the structuring of incentive benefits to allow the Company to remain competitive in the recruitment and maintenance of key personnel.

The maximum aggregate number of common shares that may be reserved for issuance pursuant to the Option Plan shall be a rolling number of common shares equal to 10% of the total issued and outstanding common shares of the Company from time to time. Any common shares in respect of which previously granted options have been exercised shall not be deducted from the number of common shares reserved for issuance under the Option Plan and shall again be available for grant under the Option Plan. In addition, the aggregate number of common shares which may be reserved for issuance pursuant to the Option Plan or any other share compensation arrangement (pre-existing or otherwise) to any one participant under the Option Plan within a one-year period shall not exceed 5% of the common shares (on a non-diluted basis) outstanding at the time of the grant. The maximum number of common shares which may be issued to insiders within any one year period under the Option Plan or under any other share compensation arrangement taken together shall not exceed 10% of the common shares outstanding from time to time.

The exercise price of any option granted under the Option Plan is to be determined from time to time by the Board but in any event shall be no lower than the last closing price of the Company’s shares before the grant of options. The Board, or a committee appointed for such purposes, also has the authority under the Option Plan to determine other terms and conditions relating to the grant of options, including any applicable vesting provisions. Options issued to any Optionee providing investor relations services to the Company must vest (and not otherwise be exercisable) in stages over a minimum of twelve months with no more than one quarter of the options vesting in any three month period, and will expire within a maximum of thirty days after the Optionee ceases to be employed by the Company.

The term of options granted under the Option Plan shall not exceed ten years from the date of grant, and all options granted under the Option Plan are not transferable other than by will or the laws of dissent and distribution. If an Optionee ceases to be an Optionee for any reason whatsoever other than death or termination for cause, each option held by such Optionee will cease to be exercisable the earlier of 90 days following the termination date (being the date on which such Optionee ceases to be an Optionee) and the original expiry date of such option. If an Optionee dies, the legal representative of the Optionee may exercise the Optionee’s options within one year after the date of the Optionee’s death but only up to and including the original option expiry date.

If at any time the expiry of the term of an option should be determined to occur either during a period in which the trading of common shares by the Optionee is restricted under the insider trading policy or other policy of the Company or within ten business days following such a period, then the expiry date (and the option term) of such option shall be automatically extended to the tenth trading day following the date the relevant black-out period or other trading restriction imposed by the Company is lifted, terminated or removed.

The directors and senior management are eligible to participate in the Option Plan. The Company does not provide any financial assistance to participants in order to facilitate the purchase of common shares under the Option Plan. The Board can amend the terms of the Option Plan, provided that, among other things, no such amendment may be made that would increase the maximum aggregate number of common shares available for issuance as options or that would affect the terms of any previously granted stock option unless the Company receives shareholder approval for such amendment in accordance with the policies of the TSX.

Kelso Technologies Inc.	- 17 -	2015 Management Proxy Circular

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the Board, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Management Proxy Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company or its subsidiaries. None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiary, if any.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Management Proxy Circular, no informed person of the Company, proposed director of the Company or any associate or affiliate of any informed person or proposed director of the Company has had any material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, if any.

“Informed person” means:

(a)	a director or executive officer of the Company;
(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;
(c)

any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution of it; and

(d)	the Company has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

No management functions of the Company were, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE

The Company is listed on the TSX and discloses its corporate governance practices using the disclosure requirements in National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”) that apply to issuers listed on the Toronto Stock Exchange (“TSX”). The Company’s statement of corporate governance practices is made with reference to National Policy 58-201, Corporate Governance Guidelines and NI 58-101 (collectively the “Governance Guidelines”) which are initiatives of the Canadian Securities Administrators (“CSA”). The corporate governance practices of the Company also conform to the TSX corporate governance guidelines, which have essentially been supplanted by the Governance Guidelines.

Board Governance

The Board has the responsibility for the overall stewardship of the conduct of the business of the Company and the activities of management. Management is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board considers the legitimate interests that its other stakeholders, such as employees, customers and communities, may have in the Company. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, sets the standards of conduct for the Company.

Kelso Technologies Inc.	- 18 -	2015 Management Proxy Circular

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles and By-Laws of the Company the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

Board Mandate

The Board has a written mandate which includes responsibility to supervise and evaluate management, to oversee the conduct of the Company’s business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value. In discharging its duty of stewardship over the Company, the Board expressly undertakes the following specific duties and responsibilities: (i) adopting, supervising and providing guidance on the Company’s strategic planning process; (ii) identifying the principal risks of the Company’s business and ensuring the implementation of appropriate internal control and management information systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company's shareholders; (iii) ensuring that the Company has management of the highest calibre and maintaining adequate and effective succession planning for senior management; (iv) placing limits on management’s authority; (v) overseeing the integrity of the Company’s internal control and management information systems; and (vi) overseeing the Company’s communication policy with its shareholders and with the public generally.

Composition of the Board

The Board is currently comprised of six (6) directors, three of whom are “independent” directors within the meaning of the Governance Guidelines. A director is “independent” if he is independent of management and has no direct or indirect relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of the member’s independent judgment.

The Board has considered the relationship of each director to the Company. At the date of this Management Proxy Circular, three of the Company’s directors are not considered to be independent. Messrs. Bond, Gambow and Andrukaitis were not independent because of their current management positions with the Company. If elected at the Meeting, Messrs. Troy, Hughes, Dyer and O’Neill will be considered to be independent.

Although Messrs. Bond, Gambow or Andrukaitis are not considered to be independent within the meaning of the Governance Guidelines the Board has recently instituted a practice whereby at the conclusion of each regularly scheduled meeting of the Board, the Company’s independent directors may request an in-camera session at which non-independent directors and members of management are not in attendance.

Board and Committee Meetings – Attendance Record

Below is the attendance record of each director for all Board and Committee meetings held during the period from January 1, 2014 to December 31, 2014:

Director	Board (5 meetings)		Audit (4 meetings)		Compensation (1 meetings)		Corporate Governance (1 meeting)
	No.	%	No.	%	No.	%	No.	%
James R. Bond	5	100	1	100	n/a	n/a	n/a	n/a
Neil Gambow	5	100	n/a	n/a	n/a	n/a	n/a	n/a
Peter Hughes	5	100	4	100	1	100	1	100

Kelso Technologies Inc.	- 19 -	2015 Management Proxy Circular

Director	Board (5 meetings)		Audit (4 meetings)		Compensation (1 meetings)		Corporate Governance (1 meeting)
	No.	%	No.	%	No.	%	No.	%
William Troy	5	100	4	100	1	100	1	100
Anthony Andrukaitis	5	100	3	100	1	100	1	100
Phil Dyer(1)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Mr. Bond resigned from the Audit Committee on June 4, 2014 and attended the one meeting held while he was a member of the Audit Committee.
(2)	Mr. Andrukaitis was appointed to the Audit Committee on June 4, 2014 and attended the three meetings held while he was a member of the Audit Committee.
(3)	Mr. Dyer was appointed a director of the Company on January 2, 2015.

Currently, the following directors serve on the boards of directors of other public companies as listed below:

Director	Public Company Board Membership
Peter Hughes	Naturally Splendid Enterprises Inc. (TSX-V); Gourmet Ocean Products Inc. (TSX-V); Broome Capital Inc. (TSX-V)

Legend:
TSX-V=	TSX Venture Exchange

Position Descriptions

The Board has adopted a written position description for each of the Chairman/Lead Director, Chief Executive Officer, a Mandate for the board of directors and an individual director mandate. The CEO position description addresses, among other things, reporting, integrity, strategic planning, business and risk management and organizational effectiveness.

Orientation and Education

Under its mandate, the Corporate Governance and Nominating Committee is responsible for developing and implementing an orientation program for new directors, where necessary. The Board briefs all new directors with respect to the Company’s operations, information on the role of the board and each of its committees, industry information, corporate governance related materials and other information. Each director is responsible to maintain the skills and knowledge necessary to meet his or her obligations as a director of the Company.

Trips to where the Company’s operations are located are arranged for directors from time to time so they have an opportunity to meet operational management and site personnel.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Company’s records.

Board Diversity

The Company recognizes that improving diversity on the Board and among its senior executives presents the Company with an opportunity to develop a competitive advantage by ensuring that the Company appeals to potential employees from the broadest possible talent pool. The focus always has been, and will continue to be, to recruit and appoint the most qualified individuals.

The Company has not adopted a formal written policy on the representation of women on the Board or in senior management, as the Board does not believe that quotas or strict rules will necessarily result in the identification or selection of the best candidates. Rather the Company is committed to recruiting and selecting directors and executive officers who are the most qualified to perform the requirements of each position. The Company seeks to obtain the best possible candidate available, having regard to the current needs of the Company, while recognizing the benefits to the Company of advancing the principles of diversity in all its aspects, including gender. In the context of the foregoing, the Company does give consideration to the level of representation of women on the board of directors or in executive officer positions when making director or executive officer nominations and appointments. The Company currently has no Board members or executive officers that are women.

Kelso Technologies Inc.	- 20 -	2015 Management Proxy Circular

Director Retirement Policy and Term Limits

The Board has not adopted a retirement policy or limits regarding the time a director can serve. The following sets out the current tenure for Kelso’s seven nominated directors:

Number of Directors	Tenure (Years)
1	Ten
1	Six
2	Five
1	Four
1	3 months
1	Nominee

The Board recognizes that term limits can ensure Board refreshment and new perspectives. However, Kelso’s long serving directors have significant in-depth knowledge of Kelso and its business. Kelso’s long serving directors are highly valued for their expertise. They can provide historical context for consideration in corporate strategic decision making. In addition, these directors have industry connections which are very important to Kelso. The Board believes the risk of imposing director term limits and thereby losing long serving directors who have in-depth knowledge and understanding of the Company will not serve Kelso or its shareholders.

Ethical Business Conduct

The Board has adopted a formal written Code of Business Conduct and Ethics (the “Code of Conduct”) for its directors, officers and employees.

Individuals governed by the Code of Conduct are required to disclose in writing all business, commercial or financial interests or activities which might reasonably be regarded as creating an actual or potential conflict with their duties. Individuals must avoid all situations in which their personal interests conflict or might conflict with their duties to the Company or with the economic interest of the Company. All business transactions with individuals, corporations or other entities that could potentially, directly or indirectly, be considered to be a related party, must be approved by the Board regardless of the amount involved.

Directors, officers and employees are encouraged to report violations of the Code of Conduct on a confidential and, if preferred, anonymous basis, in accordance with the complaints procedure set out in the Code of Conduct or the Company’s whistleblower procedures. The Audit Committee may request special treatment for any complaint, including the involvement of the Company’s external auditors or outside counsel or other advisors. All complaints are required to be documented in writing by the person(s) designated to investigate the complaint, who shall report forthwith to the Chair of the Audit Committee. On an annual basis, or otherwise upon request from the Board, the Code of Conduct requires the Chair of the Audit Committee to prepare a written report to the Board summarizing all complaints received during the previous year, all outstanding unresolved complaints, how such complaints are being handled, the results of any investigations and any corrective actions taken.

A copy of the Company’s Code of Conduct can be found on the Company’s website at www.kelsotech.com and is also available under the Company’s profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States

Corporate Governance and Nominating Committee

The purpose of the Corporate Governance and Nominating Committee is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the Board and Shareholders that the Company’s corporate governance system is effective in the discharge of its obligations to the Company’s shareholders.

Kelso Technologies Inc.	- 21 -	2015 Management Proxy Circular

The Corporate Governance and Nominating Committee also has the responsibility of proposing nominees for director. The Committee considers the competencies and skills that the Board as a whole should possess, the competencies and skills of existing Board members and the competencies and skills of proposed new Board members. The Committee members utilize their extensive knowledge of the industry and personal contacts to identify potential nominees that possess the desired skills and competencies.

In proposing any candidate for election to the Board, both the Governance Committee and the Board seek to obtain the best possible candidate available, having regard to the current needs of the Board, while recognizing the benefits to the Company and its Board of advancing the principles of diversity in all its aspects when determining the composition of the Board. In particular, the Governance Committee and the Board consider the level of representation of women on the Board when identifying and nominating candidates for election or re-election to the Board. When a vacancy occurs on the Board, or the need to add a new Board member is perceived to exist, the Governance Committee will first assess the number and proportion of current directors who are women. Depending on the result of that initial assessment, the Governance Committee takes active steps to seek out potential candidates who are female, and gives close consideration to the background, characteristics and capabilities of the female candidates prior to making a final recommendation to the Board. The Company has not adopted a formal written policy on the representation of women on the Board, as the Board does not believe that quotas or strict rules will necessarily result in the identification or selection of the best candidates. While the Company takes active steps to seek out female candidates to fill existing vacancies, the Board is of the view that it would not be beneficial to the Company to impose artificial deadlines for that purpose, or to increase the size of the Board for the sole purpose of adding a director from any specific gender or identity group. The Board is also mindful of the potential advantages to broadening the diversity of the Board with reference to factors other than gender, and does not wish to constrain itself to considering only one particular factor when conducting searches for Board candidates.

The duties and responsibilities of the Corporate Governance and Nominating Committee include, without limitation, the following:

(a)

to develop and monitor the Company’s overall approach to corporate governance issues and, subject to approval by the Board, to implement and administer a system of corporate governance which reflects superior standards of corporate governance practices;

(b)

to report annually to the Company’s Shareholders, through the Company’s annual management proxy circular or annual report to Shareholders, on the Company’s system of corporate governance and the operation of its system of governance;

(c)	to analyze and report annually to the Board the relationship of each director to the Company as to whether such director is a related director or an unrelated director; and
(d)

to advise the Board or any of the committees of the Board of any corporate governance issues which the Corporate Governance and Nominating Committee determines ought to be considered by the Board or any such committee.

The Company has adopted a formal written mandate for the Corporate Governance and Nominating Committee. The mandate provides that the Corporate Governance and Nominating Committee shall consist of at least three members of the Board, all of whom shall be “independent” within the meaning of NI 58-101. During the most recently completed financial year, the Corporate Governance and Nominating Committee members were Messrs. Peter Hughes, William Troy and Anthony Andrukaitis, all of whom were independent as of December 31, 2014.

The Board appoints the members of the Corporate Governance and Nominating Committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Shareholders of the Company. The Board may at any time remove or replace any member of the Corporate Governance and Nominating Committee and may fill any vacancy in the committee.

The Corporate Governance and Nominating Committee meets regularly each year on such dates and at such locations as the Chair of the committee determines. The Corporate Governance and Nominating Committee has access to such officers and employees of the Company and to such information respecting the Company and may engage independent counsel and advisors at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Kelso Technologies Inc.	- 22 -	2015 Management Proxy Circular

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110F1 Audit Committees Information Required in an AIF (“NI 52-110”) requires the Company to disclose annually in its Annual Information Form (“AIF”) certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. The Company chooses to comply with the requirement to file an AIF by filing a Form 20 F – Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and disclose the information required by NI 52-110 in this Management Proxy Circular. A copy of the Company’s Form 20-F dated March 31, 2015 is available under the Company’s profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

Audit Committee Charter

The Company’s Audit Committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Management Proxy Circular.

The principal purpose of the Audit Committee is to ensure that the Company’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Company and to review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts on financial and tax related matters.

The Company has adopted a formal written mandate for the Audit Committee. The mandate provides that the Audit Committee shall consist of at least three members of the Board, all of whom shall be “independent” within the meaning of NI 52-110. NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect relationship with the issuer, which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of the member’s independent judgment. During the most recently completed financial year, the Audit Committee was composed of three (3) directors: Messrs. Peter Hughes, William Troy and Anthony Andrukaitis. All of the members of the Audit Committee were independent as of December 31, 2014.

The Audit Committee meets a minimum of four times a year, including to review the annual financial statements prior to their submission to the Board. The Audit Committee has direct communication channels with internal personnel responsible for financial statement preparation and with the Company’s external auditors. The Audit Committee may also engage independent counsel or other advisors at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

The Board appoints the members of the Audit Committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Company’s Shareholders. The Board may at any time remove or replace any member of the Audit Committee and may fill any vacancy in the committee.

Relevant Education and Experience

Peter Hughes

Peter Hughes has 25 years of business experience including senior-level executive and director positions in both private and public companies specializing in several industries. Mr. Hughes has built industrial and resource companies from the ground up and has obtained regulatory approval and stock exchange approval for numerous reporting issuers. Mr. Hughes has gained valuable experience in corporate structuring, public financings, and public company management. Mr. Hughes has a Bachelor of Science degree from the University of British Columbia and has successfully completed the Canadian Securities Course as well as the Public Companies: Financing, Governance, and Compliance workshop at Simon Fraser University.

Kelso Technologies Inc.	- 23 -	2015 Management Proxy Circular

William Troy

Mr. Troy became a director of Kelso in 2005. Mr. Troy’s 35 years of business experience included operating and managing several multi-modal transportation companies in the Pacific Northwest and Alaska. Most recently he was owner and CEO of a major northwest regional trucking company that provided agricultural and liquid trucking contract services for several Fortune 500 companies. Mr. Troy has a B.A. and an M.B.A. from the University of Oregon.

Anthony Andrukaitis

Mr. Anthony J. Andrukaitis, B.Sc, MBA, CPA, has been an Executive Vice President of Business Development of the Company since January 2, 2015 and a Director since August 24, 2011. Mr. Andrukaitis is a Certified Public Accountant and has extensive knowledge and experience having worked in areas related to financial management and reporting for over twenty five years. Mr. Andrukaitis also holds a Bachelor of Science degree in Accounting from the University of Illinois and a Master of Business Administration degree from DePaul University.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Company’s Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Company. A copy of the Company’s Audit Committee Charter is attached as Schedule A to this Management Proxy Circular.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditor during the fiscal year ended December 31, 2014 and December 31, 2013 by category, are as follows:

Financial Period Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2014	$60,000	$2,500	Nil	Nil
December 31, 2013	$58,000	$12,320	Nil	Nil

(1)

This category includes the fees for the audit of our financial statements and the quarterly reviews of interim financial statements. This category also includes advice on audit and accounting matters that arose during or as a result of the audit or the review of interim financial statements and services in connection with Securities and Exchange Commission filings.

(2)

This category includes assurance and related services that are reasonably related to the performance of the audit or review of the financial statements that are not reported under Audit Fees, and describes the nature of the services comprising the fees disclosed under this category.

(3)

This category includes the fees for professional services rendered for tax compliance, tax advice and tax planning, and describes the nature of the services comprising the fees disclosed under this category.

(4)	This category includes products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit- Related Fees or Tax Fees.

Kelso Technologies Inc.	- 24 -	2015 Management Proxy Circular

Compensation Committee

The principal purpose of the Compensation Committee is to implement and oversee compensation policies approved by the Board. The duties and responsibilities of the Compensation Committee include, without limitation, the following:

(a)	to recommend to the Board compensation policies and guidelines for the Company; and
(b)

to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and to approve compensation for all other designated officers of the Company, after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board.

The Company has adopted a formal written mandate for the Compensation Committee. The mandate provides that the committee shall consist of at least three members of the Board, a majority of whom shall be “independent” within the meaning of the Governance Guidelines. During the most completed financial year, the Compensation Committee members were Messrs. Peter Hughes, William Troy and Anthony Andrukaitis. All of the members of the Compensation Committee were independent as of December 31, 2014.

All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. The majority of the members of the Compensation Committee are, or have acted, as a CEO or senior management of a public or private company, and therefore have a good understanding of how compensation works and how to motivate staff. All of the members have good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the railway or trucking sector provides them with the understandings of the Company’s success factors and risks which is very important when determining the metrics for measuring success. The Company did not retain any compensation consultants or advisors during or since the year ended December 31, 2014.

The Board appoints the members of the Compensation Committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Company’s Shareholders. The Board may at any time remove or replace any member of the Compensation Committee and may fill any vacancy in the committee.

The Compensation Committee meets regularly each year on such dates and at such locations as the Chair of the Compensation Committee determines. The Compensation Committee has access to such officers and employees of the Company and to such information respecting the Company and may engage independent counsel or advisors at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Assessment of the Board

Prior to the preparation of the Management Proxy Circular the Corporate Governance and Nominating Committee distributes a Board effectiveness assessment to directors. This assessment questions members as to their level of satisfaction with the functioning of the Board, its interaction with management and the performance of the standing committees of the Board. Board members conduct peer reviews and a self assessment regarding their effectiveness as a Board member as part of this assessment process. To ensure the assessment process is candid, the individual assessments are returned on a confidential basis to the Chair of the Corporate Governance and Nominating Committee with a copy to the Corporate Secretary. The results are compiled for the Corporate Governance and Nominating Committee. The Committee reviews and discusses the results and makes recommendations to the Board regarding any action that may be deemed necessary or advisable to ensure the Board continues to function effectively and adequately perform its mandate. The Board aims for a 100% compliance rate for completion of the assessment by directors, which was achieved this year. The peer reviews and self-assessments by Directors are considered as part of the director nomination process.

Kelso Technologies Inc.	- 25 -	2015 Management Proxy Circular

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

The Board approves the Company’s annual Financial Statements and annual MD&A, interim quarterly reports to shareholders and the content of the Company’s other significant public disclosure documents. These and other prescribed documents are available under the Company’s profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

The Company has also established and maintains a corporate website at www.kelsotech.com that includes, among other things, an investors section containing past annual and quarterly reports and press releases. Financial information regarding the Company is provided in the annual financial statements and annual MD&A for the period ended December 31, 2014. The Company will provide, at no charge to the shareholder, a copy of its latest Financial Statements and MD&A for the year ended December 31, 2014, interim quarterly reports for subsequent periods, and a copy of this Management Proxy Circular upon request to the to the Company as follows:

(i)	e-mail:	klove@kelsotech.com

(ii)	telephone:	604 590-1525

(iii)	mail:	Kelso Technologies Inc.
7773 – 118A Street
North Delta, BC, V4C 6V1
Attn: Corporate Development

DIRECTORS’ APPROVAL

The contents and the distribution of this Management Proxy Circular to the Shareholders of the Company has been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS
KELSO TECHNOLOGIES INC.

“James R. Bond”

James R. Bond,
President, Chief Executive Officer and Director
Dated: April 30, 2015

Kelso Technologies Inc.	- 26 -	2015 Management Proxy Circular

SCHEDULE “A”
CHARTER OF THE AUDIT COMMITTEE

GENERAL

The Audit Committee is a committee of the board of directors (the “Board”) of Kelso Technologies Inc. (the “Company”) to which the Board delegates its responsibility for oversight of the financial reporting process.

Responsibilities of the Audit Committee include:

•	Review the financial reporting process to ensure the accuracy of the financial statements of the Company;
•	Assist the Board to properly and fully discharge its responsibilities;
•	Strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;
•	Evaluate the independent auditor’s qualifications, performance and independence;
•	Facilitate the independence of the independent auditor;
•	Assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and
•	Review the processes to monitor compliance with laws and regulations.

The Audit Committee will provide communication among the independent auditor, senior management of the Company and the Board. The Audit Committee has the sole authority to approve any non-audit engagement by the Company’s independent auditors and to approve all audit engagement fees and terms.

FINANCIAL REPORTING

1.

Review, with management and the independent auditor, the Company’s annual financial statements, independent auditor reports, and disclosures under “Management’s Discussion and Analysis” before they are reviewed by the Board. Review interim financial information before it is released to the public.

2.

Review all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and management’s discussion and analysis.

3.

Conduct an investigation sufficient to provide reasonable grounds for believing that the financial statements and reports referred to in a) above are complete in all material respects and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles.

4.

Review with senior management of the Company and the independent auditor, management’s handling of any proposed audit adjustments identified by the independent auditors, the presentation and impact of signification risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting.

5.

Meet with the independent auditor to review the results of the annual audit, their judgments about the quality and appropriateness of the Company’s accounting principles, and any audit problems or difficulties and management’s response.

6.	Review and resolve any significant disagreement among the Company’s management and the independent auditors in the financial reporting process.

7.	Review the integrity of the Company’s internal and external financial reporting process, in consultation with the independent auditors.

8.	Review the evaluation of internal controls by the external auditor, together with management’s response.

Kelso Technologies Inc.	- 1 -	2015 Management Proxy Circular
Charter of the Audit Committee

9.	Review the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow up to any identified weakness.

10.

Consider, evaluate and recommend to the Board such changes as are appropriate to the Company’s auditing and accounting principles and practices as suggested by the independent auditors or the Company’s senior management.

11.

Review with independent auditors and the Company senior management the extent to which changes and improvements in financial and accounting practices, as approved by the Audit Committee, have been implemented.

INDEPENDENT AUDITOR

1.	Approve the independent auditors’ proposed audit scope, approach and fees.

2.	At least annually, obtain and review a report by the independent auditor describing:

a)	the firm’s internal quality-control procedures, and

b)

any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

3.

Confirm the independence of the independent auditor by discussing and reviewing all significant relationships that the independent auditors have with the Company and obtaining their assertion of independence in accordance with professional standards.

4.	Review the performance of the independent auditor.

5.	Engage the Company’s independent auditor and present recommendations on the appointment or discharge of the independent auditor to the Board for presentation to the shareholders.

6.

Approve in advance of the Company’s final commitment all consulting arrangements and any other non- audit service with the Company’s independent auditors other than services related to reviews of interim reports and tax services.

7.	Approve all audit fees and terms.

8.	When there is to be a change in the auditor, review all issues relating to the change including any reportable events.

9.	Review any engagements for non-audit services to be provided by the independent auditor’s firm or affiliates, together with estimated fees and consider the independence of the auditor.

RISK ASSESSMENT AND RISK MANAGEMENT.

1.	Discuss with Company management guidelines and policies governing the risk assessment and risk management processes.

2.	Review with Company management, the independent auditors, significant risks and exposures.

3.	Review management’s plans and processes to minimize such risks, including insurance coverage.

4.	Evaluate whether Company management is adequately communicating the importance of internal control to all relevant personnel.

Kelso Technologies Inc.	- 2 -	2015 Management Proxy Circular
Charter of the Audit Committee

5.	Periodically privately consult with the independent auditor about internal controls and the completeness and accuracy of the Company’s financial statements.

6.	Review whether the internal control recommendations made by the internal auditors and the independent auditor are being implemented by Company management and, if not, why not.

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

Periodically obtain updates from the Company’s senior management regarding procedures and processes to ensure compliance with applicable laws and regulations (including but not limited to, securities, tax and environmental matters).

OTHER RESPONSIBILITIES

1.	Meet at least four times annually (for review of Q1, Q2 and Q3 interim reports as well as pre audit) with senior management and the independent auditors in separate sessions.

2.	Institute special investigations, if necessary, and hire special counsel or experts to assist, if appropriate.

3.	Review and update this Charter at least annually or as otherwise determined by the Committee, and obtain approval of changes from the Board.

4.	Set clear hiring policies for employees or former employees of the independent auditors.

5.	Review the procedures established for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

6.

Review the procedures established allowing the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters and resolution of such concerns, if any.

7.

Review with the Board, any issues that arise with respect to the quality or accuracy of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements and the performance and independence of the Company’s independent auditors.

8.	Perform other oversight functions as requested by the Board.

9.	As considered necessary in the course of fulfilling Audit Committee duties, obtain advice and assistance from outside legal, accounting or other advisors.

10.	Report after each meeting to the Board regarding actions taken and matters discussed by the Committee.

ORGANIZATION OF THE AUDIT COMMITTEE

1.	The Audit Committee shall be comprised of a minimum of three directors of which the majority are not officers, employees or control persons of the Company or its affiliates.

2.	Each member of the Committee shall have a working knowledge of basic finance and accounting practices.

3.	The Chair of the Committee must have accounting or related financial management experience.

4.	The members of the Committee and its Chair shall be appointed by the Board of Directors.

5.	Appointments shall be made in accordance with procedures established by the Corporate Governance and Nominating Committee of the Board of Directors from time to time.

Kelso Technologies Inc.	- 3 -	2015 Management Proxy Circular
Charter of the Audit Committee

6.

The Company will adequately fund the budget of the Audit Committee. The budget will include, at a minimum, payments to the independent auditors for audit services and, if necessary, other professionals retained by the Audit Committee from time to time.

7.

The Committee shall meet four times annually (for review of Q1, Q2 and Q3 interim reports as well as pre audit), or more frequently as circumstances dictate. On an annual basis, the Committee shall report to the Board on the Committee’s performance against its charter and the goals established annually by the Committee for itself.

PROCEDURE GOVERNING ERRORS OR MISSTATEMENTS IN FINANCIAL STATEMENTS

1.

In the event a director or an officer of the Company has reason to believe, after discussion with management, that a material error or misstatement exists in financial statements of the Company, that director or officer shall forthwith notify the Audit Committee and the auditor of the error or misstatement of which the director or officer becomes aware in a financial statement that the auditor or a former auditor has reported on.

2.

If the auditor or a former auditor of the Company is notified or becomes aware of an error or misstatement in a financial statement on which the auditor or former auditor has reported, and if in the auditor’s or former auditor’s opinion the error or misstatement is material, the auditor or former auditor shall inform each director accordingly.

3.

When the Audit Committee or the Board is made aware of an error or misstatement in a financial statement the Board shall prepare and issue revised financial statements or otherwise inform the shareholders and file such revised financial statements as required.

LIMITATION ON AUDIT COMMITTEE MEMBERS’ DUTIES

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

Adopted by the Board of Directors on August 1, 2014.

Kelso Technologies Inc.	- 4 -	2015 Management Proxy Circular
Charter of the Audit Committee